SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number : 1-14118

PRESS RELEASE #33/04

QUEBECOR WORLD SUPPORTS AUTHORS COMMENTS
AND CORRECTS MISLEADING ALLEGATIONS

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

November 18, 2004                                                                                                                                   33/04

For immediate release                                                                                                                Page 1 of 2

QUEBECOR WORLD SUPPORTS AUTHORS COMMENTS
AND CORRECTS MISLEADING ALLEGATIONS

Montréal, Canada - Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is fully in support of comments made today by two-dozen prominent authors that Quebecor World's employees be free to make a decision on union representations free of intimidation and harassment. In fact, despite false and misleading comments to the contrary as part of a Union Corporate Campaign that is the case at Quebecor World facilities.

Quebecor World provides good paying jobs with good benefits in a safe working environment at our union and non-union facilities. Quebecor World has good relationships with its union members on the local level and is the most unionized printing company in the U.S. More than one-third or 7,000 of Quebecor World's U.S. workers are unionized and in Canada the number is approximately 60 per cent. In Europe all of our facilities are organized and in Latin America the figure is close to 90 per cent. When Quebecor World workers elect to join a union the Company respects that decision and successfully negotiates dozens of collective bargaining agreements with unions in its facilities in the U.S. and countries around the world. As an international company, Quebecor World fully respects the laws, rules and regulations in all the jurisdictions in which it operates.

However the Union Corporate Campaign that is being sponsored by the Graphic Communications International Union and the AFL/CIO is about national union politics and increasing membership by changing the rules of the game. The campaign's goal is to force Quebecor World to agree to card check and neutrality agreements that would deprive Quebecor World's U.S. employees their right to a secret ballot vote to choose or not to choose a union. The proof is that union officials have publicly and privately stated that if Quebecor World agrees to card-check and neutrality agreements the Campaign will stop. Quebecor World strongly believes a secret ballot vote is our employees' democratic right and not the Company's to give away.

For immediate release                                                                                                                Page 2 of 2

In its most recent press release the GCIU makes reference to two unfortunate accidents at Quebecor World facilities and implies that Quebecor World is at fault. In both of these cases, as mandated by law, an OSHA investigation was instigated. In the one incident that occurred two years ago the Company was found not to be at fault after a comprehensive OSHA investigation. In the most recent case the OSHA investigation has not yet been completed. Quebecor World finds it deplorable that the GCIU is attempting to further its campaign objectives by exploiting this unfortunate incident. Quebecor World places the highest priority on ensuring that it provides a safe working environment in all its facilities.

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie Chlumecky
Title:      Assistant Secretary

Date:     November 19, 2004